Avercal Inc.
121 W. Locust Street; Ste 204
Davenport, IA  52803

August 24, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549


Avercal Inc. - File Number 333-168697
Registration Statement Filing on Form S-1

Dear Sir or Madam:

On August 9, 2010, Avercal Inc. filed form S-1 registration statement the Securities and Exchange
Commission. The Registration Statement did not include all of the company's financial statements.

As such, the Company hereby amends the
Registration Statement to incorporate the following language from Rule 473(a):

"The registrant hereby amends this registration statement, on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

If you have any questions or comments,
please call Bettie Peppers at 563-505-7631.

Sincerely,

/s/ Bettie J. Potts Peppers

Bettie J. Potts Peppers
Chief Executive Officer and Chief Financial Officer